UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form SD
SPECIALIZED DISCLOSURE REPORT
Wabash National Corporation
(Exact Name of Registrant as Specified in Charter)

Delaware	001-10883	52-1375208
(State or other jurisdiction of Incorporation)	(Commission File No.)	(I.R.S. Employer Identification No.)

1000 Sagamore Parkway South, Lafayette, Indiana	47905
(Address of principal executive offices)	(Zip Code)

Michael N. Pettit	765-771-5300
Senior Vice President and Chief Financial Officer
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2020.

Section 1 – Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
A copy of Wabash National Corporation’s Conflict Minerals Report for the reporting period January 1, 2020 to December 31, 2020 is provided as Exhibit 1.01 hereto and is publicly available on the Company’s website at www.wabashnational.com. A copy of Wabash National Corporation’s Conflict Minerals Policy Statement is also publicly available on the Company’s website at https://ir.wabashnational.com/financials/sec-filings/default.aspx.
The references to Wabash National Corporation’s website included in this Form SD and its exhibits are provided for convenience only, and its contents are not incorporated by reference into this Form SD and Conflict Minerals Report nor deemed filed with the U.S. Securities and Exchange Commission.
Item 1.02 Exhibit
As specified in this Form SD, Wabash National Corporation is hereby filing its Conflict Minerals Report as Exhibit 1.01.
Section 2 – Exhibit
Exhibit 1.01 – Conflict Minerals Report as required by Item 1.01 of this Form SD.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

WABASH NATIONAL CORPORATION

Date:	May 26, 2021	By:	/s/ Michael N. Pettit
Michael N. Pettit
Senior Vice President and Chief Financial Officer